QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2005

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris' Interim Report — Second Quarter 2005 (Q2)

August 3, 2005

To our stockholders,

        During the second quarter 2005, we continued to move products through the pipeline while also disclosing positive Phase I and Phase II clinical trial results for two promising products. Furthermore, through strategic and responsible management, we maintained our solid financial position.

        Our strategic clinical development program for ozarelix (D-63153), a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist product, included the initiation of Phase II trials in hormone-sensitive prostate cancer and in benign prostate hyperplasia in Europe, as well as the initiation of a Phase I/II trial in hormone-sensitive prostate cancer in the United States. Ozarelix, the new name for D-63153, which allows for chronic intermittent treatment, could improve clinical symptoms of these diseases while overcoming some of the limitations associated with currently marketed therapies. Over the next year, we intend to aggressively pursue the clinical development of ozarelix (D-63153) which is now considered a new lead product in our LHRH antagonists therapeutic approach. Cetrorelix, our other lead product in this same therapeutic approach, is currently in late-stage clinical trials in benign prostate hyperplasia and in endometriosis.

        As well, our lead signal transduction inhibitor in cancer, perifosine, yielded positive Phase II results in hormone-sensitive prostate cancer. Investigators concluded that perifosine is feasible, well-tolerated and can reduce PSA (prostatic specific androgen) in some patients. Following those results, Phase II trials with perifosine in combination with androgen ablation and chemotherapy are expected to be initiated by our North American partner Keryx Biopharmaceuticals (Nasdaq:KERX) later this year.

        In the field of growth hormone modulators, EP-1572 also yielded positive Phase I results, providing initial evidence that this product is able to induce a significant rise in growth hormone levels. Potential applications include treatment for growth retardation in children and cachexia associated with chronic disease such as AIDS and cancer. EP-1572 is an orally-administered specific growth hormone secretagogue which has a competitive advantage in terms of ease and convenience of delivery over current treatments.

        By continuing to advance these and other products according to our strategic drug development program focused on oncology and endocrinology, we feel confident that we are well on our way of developing a deep pipeline of innovative products for the benefit of patients coping with serious diseases while building value for our shareholders.

        At the financial level, our position continues to be strong. On a consolidated basis, we remained cash flow positive and our cash and short-term position reached $64 million as of June 30, 2005. Considering our strong financial position, we will continue to make high-level R&D investments to maintain and grow our broad pipeline.

        Finally, we are actively pursuing our acquisition program aimed at gaining additional products mainly in oncology, with the goal of evolving into a fully integrated biopharmaceutical company in oncology.

Second Quarter 2005 Highlights

Financial

  •
  Consolidated revenues of $74.8 million, compared to $65.8 million for Q2 2004;

  •
  Consolidated R&D expenses of $7.6 million, compared to $8.7 million for Q2 2004;

  •
  Consolidated earnings from operations of $4.3 million, compared to $9.2 million for Q2 2004;

  •
  Consolidated net earnings of $16.4 million, or $0.36 per share, compared to $1.3 million, or $0.03 per share for Q2 2004;

  •
  Consolidated cash and short-term position was $64 million as of June 30, 2005.

Product development

  •
  Ozarelix (D-63153) — Initiation of Phase II trials in hormone-sensitive prostate cancer and benign prostate hyperplasia in Europe;

  •
  Ozarelix (D-63153) — Initiation of a Phase I/II trial in hormone-sensitive prostate cancer in the United States;

  •
  Perifosine — Disclosure of positive Phase II results in hormone-sensitive prostate cancer;

  •
  EP-1572 — Disclosure of positive Phase I results confirming growth hormone secretagogue property.

On behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,

Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

Second Quarter 2005

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the six-month period ended June 30, 2005. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.'s interim consolidated financial statements and related notes for the six-month periods ended on June 30, 2005 and 2004. Our consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.

Company Overview

        Æterna Zentaris Inc. ("Æterna Zentaris", "we" or the "Company") is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH (Luteinizing Hormone Releasing Hormone) antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for in vitro fertilization under the brand name Cetrotide®. Cetrorelix is also in late-stage clinical development for endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

        Æterna Zentaris owns 50.1% of Atrium Biotechnologies Inc. ("Atrium"), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health & nutrition finished products through a highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. On April 6, 2005, Atrium has successfully completed its initial public offering (IPO) of 6,250,000 subordinate voting shares, at a price of $12 per share, for total proceeds of $75 million. The offering included an issuance of 4.2 million subordinate voting shares of Atrium and a secondary offering of 2.1 million shares sold by SGF Soquia Inc. As a result of this offering and the exercise of Atrium stock options, our interest in Atrium decreased during this quarter from 61.1% to 50.1% and our voting rights from 75.5% to 66.3%. These transactions also generated a non-cash non-recurring gain on dilution amounting to $20.3 million.

        The Company operates in three segments of operations which are: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

        Æterna Zentaris, along with its wholly-owned subsidiaries, Zentaris GmbH and Echelon Biosciences Inc., constitute the Biopharmaceutical segment.

        The corporate structure of our subsidiary Atrium is divided into two business segments: (i) the Active Ingredients & Specialty Chemicals segment; and (ii) the Health & Nutrition segment. The Active Ingredients & Specialty Chemicals segment offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. Through the Health & Nutrition segment, Atrium develops, manufactures and markets proprietary Health & Nutrition finished products.

        Æterna Zentaris' growth strategy is based on improving and leveraging its extensive product portfolio and being active in in-licensing and acquisition of strategic compounds. Its long-term growth strategy includes the establishment of a sales force to become an integrated biopharmaceutical company, primarily in oncology, for the North American and European markets. The Company also intends to remain a strategic shareholder of Atrium and to support its business growth.

Highlights

Consolidated results-at-a-glance
(expressed in thousands of Canadian dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	74,828	65,840	150,742	124,289
R&D, net of tax credits and grants	7,589	8,731	15,499	16,684
Earnings from operations	4,325	9,177	12,305	10,761
Net earnings (loss)	16,404	1,330	16,549	(1,220)

        In the Biopharmaceutical segment, this second quarter has been characterized by positive results for several products, the initiation of new clinical trials in collaboration with our partners and the expansion of our therapeutic approaches.

Positive results

        On April 19, 2005, we announced Phase I positive results for our oral growth hormone secretagogue (GHS) product EP-1572. This study, conducted by our partner Ardana plc, provides initial clinical evidence that this product induces a significant rise in growth hormone (GH) levels. Potential applications include treatment for growth retardation in children and cachexia (muscular atrophy) associated with chronic disease such as AIDS and cancer.

        There are currently no GHS's on the market and, in 2004, the global growth hormone market was estimated to be worth US$2.3 billion. (Source: Wood Mackenzie's Product View December 2004).

        The open, randomised, placebo-controlled dose-escalation Phase I study involved a total of 36 healthy male volunteers. The data demonstrated that between 1-2 hours following drug administration there was a statistically significant increase in the levels of growth hormone in the blood without any effect on other hormones with the mean GH value being 79.12 ng/ml at the highest dose of EP-1572 (p = 0.009), compared to 52.62 ng/ml with GHRH (growth hormone releasing hormone) and 3.58 ng/ml for placebo. In all cases, EP-1572 was well tolerated and no adverse events were reported.

        Additional studies are ongoing to accelerate the development of EP-1572 for growth hormone related diseases and the more significant marketing opportunity of cachexia associated with chronic disease.

        We announced on May 16, 2005 that our North American partner for perifosine, Keryx Biopharmaceuticals, Inc.(Keryx) disclosed data presented at the annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida, that demonstrated the tolerability and potential efficacy of perifosine in the treatment of patients with biochemically recurrent hormone-sensitive prostate cancer (HSPC). This study was conducted by a consortium of cancer centers under the leadership of the University of California, Davis pursuant to a Collaborative Research and Development Agreement (CRADA) between Keryx and the National Cancer Institute. Perifosine is a novel, oral, anticancer agent that modulates AKT and several other important signal transduction pathways, including MAP kinase and JNK. Perifosine is out-licensed to Keryx, which holds North American rights to the drug. We hold the rest-of-the-world rights for this product.

        This single-agent Phase II multi-center study of perifosine enrolled 25 patients with HSPC who had received prior prostatectomy and/or radiation treatment and had a rising PSA (prostatic specific androgen) without radiographic metastasis. The authors concluded that perifosine in HSPC patients is feasible, well-tolerated and can reduce PSA by <50% in some patients. Because of its inhibitory effects on the P13K/AKT pathway, further studies of perifosine in combination with androgen ablation and chemotherapy are warranted.

        These data provide additional evidence of perifosine's potential anti-cancer activity and provide a strong basis for further studies in prostate cancer, which Keryx plans to initiate this year.

New clinical trials

        We announced on April 11 and April 13, 2005 the initiation of European multi-center Phase II trials to evaluate the safety and efficacy of ozarelix (D-63153), a fourth generation LHRH antagonist, in patients with hormone-dependent prostate cancer and in patients with BPH. Furthermore, we also announced on May 31, 2005 the initiation of another Phase I/II trial with ozarelix (D-63153) in hormone-dependent prostate cancer in the United States.

        The first Phase II trial will further assess the ability of ozarelix (D-63153) to suppress testosterone levels in a dose-dependent manner and related anti-tumor activity based on objective tumor response.

        The second trial, a double-blind placebo-controlled Phase II trial, will evaluate the efficacy of ozarelix (D-63153) as measured by its effects on clinical signs and symptoms characteristic of BPH, including the International Prostate Symptom Score (IPSS) and maximum uroflow, as well as the durability of therapeutic response over several months.

        The US Phase I/II trial will explore the safe and efficacious dose range of ozarelix (D-63153) as a treatment for patients with hormone-dependent prostate cancer. It will evaluate testosterone suppression, an important outcome measure in the management of hormone-dependent prostate cancer.

        These trials will be fully funded by Spectrum Pharmaceuticals, Inc., our US development partner for ozarelix (D-63153).

        In a prior Phase I trial, evaluating multiple doses of ozarelix (D-63153) in 18 male volunteers, ozarelix (D-63153) injections were well tolerated and demonstrated an immediate and dose-dependent suppression of testosterone plasma levels reaching castrate levels within the first 12 hours of application. The duration of suppression was dose-dependent, with the single injection of highest dose leading to testosterone suppression for 27 days.

        According to American Cancer Society's 2004 Cancer Facts and Figures, over 230,000 new prostate cancer cases are projected in the United States in 2005. With an estimated 30,000 deaths, prostate cancer is the second leading cause of cancer deaths in men in the US. According to Prostate Cancer Foundation, one in six American men will develop prostate cancer in the course of his lifetime. In the European Union, the annual incidence of new prostate cancer cases is estimated at 198,000, according to Globocan 2002 estimates.

        Regarding BPH, it is characterized by an abnormal benign growth of the prostatic tissues caused by testosterone. Worldwide, BPH affects 33 million men 60 and over and represents an interesting market of US$1.8 billion.

        This collaboration with Spectrum originates from an exclusive license granted to them in 2004 to develop and market ozarelix (D-63153) for all potential indications in North America (including Canada and Mexico) and India. We received an upfront payment which included cash and equity of Spectrum, at signature, and we are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. We retained exclusive rights for the rest of world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

Expansion in our therapeutic approaches

        We announced, on April 21, 2005, that we expanded therapeutic approaches in oncology to immunotherapeutic vaccination. We have established a new research collaboration with Würzburg/Germany-based Julius-Maximillians-University on the development of tumor vaccines based on attenuated bacterial carriers. We also acquired patent rights from this university and the inventors covering several aspects of both immunotherapeutic approaches against cancer as well as bacterial tumor targeting. The first expected targets for this research project would be the development of vaccines against prostate cancer and melanoma.

        This vaccine approach exploits the ability of bacteria to induce potent immune responses and to direct this response against malignancies. The immunogenicity of the vaccine is further enhanced by the capacity of bacteria to colonize tumor tissues. This property will be used to transport substances, e.g. proteins, into the tumor tissue, which are capable of converting non-toxic pro drugs into active drugs. The preclinical proof of principle has already been shown in a transgenic animal model and is backed by several patent applications now transferred to us.

        Using recombinant bacteria as Trojan horses against malignancies is a very attractive approach for future cancer therapy.

        In the Health & Nutrition segment, revenues were $9.3 million for the quarter ended June 30, 2005 compared to $9.4 million for the same quarter in 2004, a decrease of 1.4%. Earnings from operations for the second quarter of 2005 increased by 16% to $3.9 million compared to the same period in 2004.

        In the Active Ingredients & Specialty Chemicals segment, the revenues for the quarter ended June 30, 2005 were $53.3 million compared to $37.6 million for the same period in 2004, an increase of 42%. Earnings from operations increased by 12.6% from $4.1 million in 2004 to $4.6 million in 2005.

Critical Accounting Policies and Estimates

        Please refer to the corresponding section in our 2004 Annual Report for a complete description of our critical accounting policies and estimates. A summary of differences between Canadian and US GAAP is also available by consulting note 24 of our annual 2004 financial statements.

        The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

        Effective January 1, 2005, the determination of our subsidiary Zentaris GmbH was changed from fully integrated to self-sustaining. As a result, the foreign subsidiary's financial statements, whose measurement currency is other than the Canadian dollar, are translated into Canadian dollars using the current rate method. As the change of classification is due to changes in economic facts and circumstances, it has been accounted for prospectively.

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". These standards are expected to be adopted for fiscal year 2006 and we believe that they will not significantly impact our financial statements.

Consolidated Results of Operations

        The following table sets forth certain Canadian GAAP consolidated financial data in thousands of Canadian dollars, except per share data.

	Quarters ended June 30,		Six-month periods ended June 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	74,828	65,840	150,742	124,289

Operating expenses
Cost of sales	47,958	34,922	93,561	72,050
Selling, general and administrative	12,456	10,712	24,647	20,333
R&D, net of tax credits and grants	7,589	8,731	15,499	16,684
Depreciation and amortization	2,500	2,298	4,730	4,461

	70,503	56,663	138,437	113,528

Earnings from operations	4,325	9,177	12,305	10,761
Interest income	529	288	905	782
Interest expense	(3,315)	(2,095)	(5,963)	(3,732)
Foreign exchange gain (loss)	(189)	227	66	644

Earnings before income taxes	1,350	7,597	7,313	8,455
Income tax expense	(2,740)	(4,324)	(6,689)	(5,964)

Earnings (loss) before the following items	(1,390)	3,273	624	2,491
Gain on dilution of investments	20,253	—	20,253	—
Non-controlling interest	(2,459)	(1,943)	(4,328)	(3,711)

Net earnings (loss) for the period	16,404	1,330	16,549	(1,220)

Net earnings (loss) per share
Basic	0.36	0.03	0.36	(0.03)

Diluted	0.35	0.03	0.36	(0.03)

	As at June 30, 2005	As at December 31, 2004
	(Unaudited)
Consolidated balance sheet data
Total assets	374,428	349,228

Long-term liabilities	145,813	156,671

Revenues

        Revenues for the three-month period ended June 30, 2005 were $74.8 million compared to $65.8 million for the same period in 2004. For the six-month period ended June 30, 2005, revenues totalled $150.7 million in comparison with $124.3 million last year. The increase in revenues in 2005 is from all segments and includes additional revenues from the acquisitions of MultiChem and Echelon in January 2005 as well as the internal growth. We expect continued year-over-year growth in revenue for the next quarters of 2005 because of newly acquired companies.

Operating expenses

        Cost of sales for the quarter ended June 30, 2005 was $48.0 million, an increase of $13.1 million compared to $34.9 million for the same quarter in 2004. For the six-month period ended June 30, 2005, the cost of sales has gone up from $72.1 million to $93.6 million. The increase in cost of sales for this quarter is directly related to the sales increase generated by the acquisitions made in January 2005. The increase in the cost of sales for the six-month period ended June 30, 2005 is also attributable to the acquisition of Pure Encapsulations in March 2004. These acquisitions should still increase our year-over-year cost of sales for the remaining two quarters of 2005.

        Selling, general and administrative (SG&A) expenses for the three-month period ended June 30, 2005 were $12.5 million, an increase of $1.8 million compared to $10.7 million for the same period in 2004. For the six-month period ended June 30, 2005, the SG&A expenses have gone up from $20.3 million in 2004 to $24.6 million in 2005. The increase in SG&A expenses in 2005 is primarily reflecting recent acquisitions of companies and increasing stock-based compensation costs. We expect SG&A expenses to continue to increase year-over-year because of newly acquired MultiChem and Echelon at the beginning of 2005.

        R&D expenses, net of tax credits and grants (R&D), for the period ended June 30, 2005 were $7.6 million, a decrease of $1.1 million compared to $8.7 million for the same period in 2004. For the six-month period ended June 30, 2005, R&D expenses decreased from $16.7 million in 2004 to $15.5 million in 2005. The decrease for the quarter and for the six-month period ended June 30, 2005 is mainly attributable to the fluctuation of EURO in comparison with the Canadian dollar. Our R&D expenses spent in foreign currency are relatively stable from period over period. We expect R&D expenses spent in foreign currency to increase in the next quarter due to the recent acquisition of Echelon, the emphasis on clinical development of existing products, in particular perifosine, as well as on certain other product candidates at earlier development stage.

        Earnings from operations for the three-month period ended June 30, 2005 were $4.3 million, a decrease of $4.9 million compared to $9.2 million for the same period in 2004. For the six-month period ended June 30, 2005, the earnings from operations increased by $1.5 million, from $10.8 million in 2004 to $12.3 million in 2005. The increase in earnings from operations for the first six months of 2005 is from all segments and is principally due to non-recurring revenues gained in the Biopharmaceutical segment, as well as earnings generated by the acquisitions of Pure in March 2004 and MultiChem in January 2005. The $4.9 million decrease in the current quarter is mostly explained by a $6.5 million non-recurrent milestone payment received from Solvay Pharmaceuticals in the second quarter of 2004. The acquisition of MultiChem assets in January 2005 in the Active Ingredients and Specialty Chemicals segment should increase our year-over-year earnings from operations for the next quarters of 2005.

        Interest expense for the second quarter of 2005 was $3.3 million in comparison to $2.1 million for the same period in 2004. This increase is mainly explained by the Company's election during the second quarter of 2005, as permitted under the convertible term loan agreements, to add to the principal amount all corresponding unpaid accrued interest as of March 31, 2005 for a total amount of $3.36 million. On the other hand, our cash position increased by $45 million following the initial public offering of Atrium's shares in April 2005. This cash inflow was used to decrease our long-term debt during this quarter. For the six-month period ended June 30, 2005, interest expense increased by $2.3 million from $3.7 million to $6.0 million for the same reasons mentioned above.

        Due to the accretion of the convertible term loans, which creates a non-cash expense, we expect interest expense to increase year-over-year in the remaining two quarters of 2005.

        Income tax expense for the second quarter of 2005 was $2.7 million in comparison with $4.3 million for the same period last year. For the six-month period ended June 30, 2005, the income tax expense was $6.7 million as compared to $6.0 million for the same period last year. The decrease in the second quarter of 2005 compared to the one of 2004 is directly related to the decrease in taxable income of our subsidiaries. We recorded an income tax expense related to earnings generated by all our subsidiaries. For our Canadian operations in the Biopharmaceutical segment, we have to establish a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

        We recorded a gain on dilution of investments in the second quarter and in the six-month period ended June 30, 2005 amounting to $20.3 million. This gain is a consequence of the initial public offering of Atrium, the issuance of Atrium shares following the exercise of Atrium stock options and the purchase of all non-controlling interests in Unipex, a subsidiary of Atrium, in the Active Ingredients and Specialty Chemicals segment. Following these share issues, our interest in Atrium decreased from 61.1% to 50.1%, which generated the gain on dilution.

        Non-controlling interest for the three-month period ended June 30, 2005 amounted to $2.5 million in comparison to $1.9 million for 2004. For the six-month period ended June 30, 2005, non-controlling interest amounted to $4.3 million in comparison to $3.7 million for 2004. Non-controlling interest now consists only of minority interest in Atrium. The increase is directly attributable to the corresponding increase of net earnings of Atrium and its subsidiaries. Because of the initial public offering of Atrium's shares that occurred during this second quarter, our share in Atrium decreased from 61.1% to 50.1%. Consequently, we expect non-controlling interest to slightly increase in the next quarters of 2005.

        Net earnings for the second quarter of 2005 was $16.4 million or $0.36 per basic share and $0.35 per diluted share, compared to $1.3 million or $0.03 per basic and diluted share for 2004. For the six-month period ended June 30, 2005, net earnings were $16.5 million or $0.36 per basic and diluted share, compared to a net loss of $1.2 million or $0.03 per basic and diluted share for the same period in 2004. If we do not take into account the $20.3 million non-recurring gain on dilution of investments that occurred in this second quarter of 2005, we would have generated, for the six-month period ended June 30, 2005, a net loss for the period amounting to $3.7 million or $0.08 per basic and diluted share. As compared to the net loss of $1.2 million in the same period last year, this $2.5 million increase is mainly attributable to non-recurring milestones gained in 2004 in the Biopharmaceutical segment, offset by higher net earnings from accretive acquisitions in the Active Ingredients and Specialty Chemicals.

        The weighted average number of shares outstanding used to calculate the basic net earnings per share for this second quarter of 2005 was 46.1 million shares and 46.4 million shares for the diluted net earnings per share as compared to 45.6 million shares to calculate the basic and diluted net loss for the same period in 2004. This increase reflects the issuance of common shares following the acquisition of Echelon in January 2005 and the exercise of stock options. For the comparative period, we did not include the dilutive effect of stock options and convertible term loans in the calculation, otherwise, the effect would have been antidilutive.

Total Assets

        Total assets, which were $349.2 million as at December 31, 2004, reached $374.4 million as at June 30, 2005. This $25.2 million increase is mainly attributable to the acquisition of MultiChem in January 2005. Additional information on segment assets is provided in note 8 of the interim consolidated financial statements.

Biopharmaceutical Segment Results
(expressed in thousands of Canadian dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues
Sales and royalties	6,707	6,062	15,171	13,474
License fees	5,962	12,769	14,367	17,972

	12,669	18,831	29,538	31,446

R&D expense, net of tax credits and grants	7,566	8,463	15,358	16,189

Earnings (loss) from operations	(4,167)	1,744	(3,999)	(2,732)

        Revenues of the Biopharmaceutical segment, for the three months ended June 30, 2005, were $12.7 million, a decrease of $6.1 million, compared to $18.8 million for the same period in 2004. For the six-month period ended June 30, 2005, the segment revenues totalled $29.5 million in comparison to $31.4 million last year. Revenues are derived from sales and royalties on Cetrotide® (cetrorelix) and Impavido® (miltefosine), as well as milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of cetrorelix and teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana respectively. The revenue decrease in the quarter and for the six-month period ended June 30, 2005 is mainly attributable to a $6.5 million non-recurring milestone payment gained from our partner Solvay for cetrorelix in the second quarter of 2004.

        R&D expenses, net of tax credits and grants, for the three-month period ended June 30, 2005 amounted to $7.6 million, compared to $8.5 million for the same period in 2004. For the six-month period ended June 30, 2005, R&D expenses decreased from $16.2 million to $15.4 million. The decrease for the quarter and for the six-month period ended June 30, 2005 is mainly attributable to the fluctuation of EURO in comparison with the Canadian dollar. Our R&D expenses spent in foreign currency are relatively stable from period over period. We expect R&D expenses to increase for the remainder of 2005 due to the emphasis on clinical development of existing products, as well as on certain product candidates at preclinical stage.

        Loss from operations for the three-month period ended June 30, 2005 was $4.2 million, in comparison to earnings from operations amounting to $1.7 million for the same period in 2004. For the six-month period ended June 30, 2005, loss from operations was $4.0 million, a decrease of $1.3 million, compared to $2.7 million for the same period last year. The increase in loss from operations in 2005 is principally due to a $6.5 million non-recurring milestone payment gained last year, offset by an increase in gross margin due to the product mix and by the positive fluctuation of EURO on expenses incurred in that currency.

Active Ingredients & Specialty Chemicals Segment Results
(expressed in thousands of Canadian dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	53,326	37,580	103,307	78,938
Earnings from operations	4,578	4,068	9,159	8,357

        Revenues of the Active Ingredients & Specialty Chemicals segment were $53.3 million for the second quarter of 2005, representing an increase of $15.7 million or 41.9% compared to revenues of $37.6 million for the same period last year. For the six-month period ended June 30, 2005, revenues were $103.3 million, an increase of $24.4 million compared to $78.9 million for the same period last year. These increases are mainly attributable to newly-acquired MultiChem.

        Earnings from operations were $4.6 million for the quarter ended June 30, 2005, representing an increase of $0.5 million or 12.6% compared to $4.1 million for the same period in 2004. For the six-month period ended June 30, 2005, earnings from operations were $9.2 million, an increase of $0.8 million compared to $8.4 million for the same period last year. Most of this increase came from newly-acquired MultiChem.

Health & Nutrition Segment Results
(expressed in thousands of Canadian dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	9,298	9,430	18,384	13,906
Earnings from operations	3,914	3,365	7,145	5,136

        Revenues of the Health & Nutrition segment were $9.3 million for the second quarter of 2005, representing a decrease of $0.1 million or 1.4% over revenues amounting to $9.4 million for the same quarter in 2004. This slight decrease is due to negative impact in the exchange rate and the changes made to the Asian distributors' network. For the six-month period ended June 30, 2005, revenues were $18.4 million, representing an increase of $4.5 million or 32.2% over revenues of $13.9 million for the same period last year. This increase came primarily from the acquisition of Pure Encapsulations at the beginning of March 2004.

        Earnings from operations were $3.9 million for the three-month period ended June 30, 2005, representing an increase of $0.5 million or 16.3% compared to $3.4 million in the same period in 2004. For the six-month period ended June 30, 2005, earnings from operations were $7.1 million, an increase of $2.0 million compared to $5.1 million for the same period last year. Most of this increase came from the acquisition of Pure Encapsulations.

Liquidity, Cash Flows and Capital Resources

        Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

        Our consolidated cash and short-term position reached $64 million as of June 30, 2005, compared to $58 million as of December 31, 2004, of which nearly $46.7 million is dedicated to our Biopharmaceutical segment.

        At the beginning of 2005, our subsidiary Atrium refinanced part of its long-term debt through a credit facility, renewable annually, for an authorized amount of $75 million. In addition, at the beginning of the second quarter of 2005, Atrium successfully completed its initial public offering for a cash increase of approximately $45 million, net of related expenses and underwriters' fees. In accordance with generally accepted accounting principles, convertible term loans have been presented as current liabilities due to their short-term maturity. We believe that liquidities previously mentioned, combined with the new credit facility and the cash flows from operations, will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in acquisition of complementary businesses or products may require additional financing.

        The variation of our liquidity by activities is explained below on a consolidated basis.

Operating Activities

        Cash flows provided from our operations were $4.3 million during the second quarter of 2005 in comparison with $13.5 million during the same period last year. The important cash flows generated by our operations in the second quarter of 2004 were mostly attributable to amounts received from new agreements signed with our partners in the Biopharmaceutical segment, net of related income taxes. For the six-month period ended June 30, 2005, cash flows generated by our operations were $10.7 million. We expect cash flows from operating activities for the next quarters of 2005 to be affected by an increased burn rate in the Biopharmaceutical segment, which is expected to be nearly $1.0 million to $1.5 million per month.

Financing Activities

        For the quarter ended June 30, 2005, cash flows used in financing activities were $3.3 million. However, for the six-month period ended June 30, 2005, our financing activities generated $22.6 million of cash flows. During this quarter, Atrium issued 4,485,999 shares following its initial public offering and the exercise of stock options for a total cash inflow, net of related fees, amounting to $46.3 million. These proceeds, combined with the $69.1 million received in the first half of 2005 from the issuance of long-term debt, were used as repayment of long-term debt ($88.9 million) and balances of purchase price ($3.9 million). The inflow in the corresponding period of 2004 is explained by a $40.3 million long-term debt contracted, $1.3 million received following the exercise of stock options, less $2.6 million of long-term debt and balances of purchase price repayment.

Investing Activities

        Cash flows used in investing activities (excluding the change in short-term investments) were $2.0 million for the second quarter of 2005, mainly for the purchase of a long-term investment and long-term assets. For the six-month period ended June 30, 2005, cash flows used in investing activities (excluding the change in short-term investments) were $25.0 million, mostly for business acquisitions and for the reasons mentioned above. For 2004, cash flows used in investing activities (excluding the change in short-term investments) amounted to $47.3 million, mainly for business acquisitions.

        We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

	Payments due by period
(expressed in thousands of Canadian dollars)	Total	2005	2006-2008	2009 and beyond
	$	$	$	$
Long-term debt	31,609	82	22,620	8,907
Convertible term loans	31,360	—	31,360	—
Balances of purchase price	1,454	1,454	—	—
Operating leases	11,507	1,411	6,887	3,209
Commercial commitments	3,661	3,406	250	5

Total contractual cash obligations	79,591	6,353	61,117	12,121

Outstanding Share Data

        As of August 3, 2005, there were 46,139,814 common shares issued and outstanding and there were 3,425,092 stock options outstanding. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,955,089 shares.

Quarterly Summary Financial Information
(expressed in thousands of Canadian dollars, except per share data)

	Quarters ended
Unaudited	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	$	$	$	$
Revenues	74,828	75,914	53,541	55,418
Earnings from operations	4,325	7,980	864	5,545
Net earnings (loss)	16,404	145	(2,543)	(1,996)
Net earnings (loss) per share
Basic	0.36	—	(0.06)	(0.04)
Diluted	0.35	—	(0.06)	(0.04)

	Quarters ended
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
	$	$	$	$
Revenues	65,840	58,449	48,896	37,829
Earnings (loss) from operations	9,177	1,584	(6,434)	(5,400)
Net earnings (loss) (note 1)	1,330	(2,550)	(9,254)	(9,335)
Basic and diluted net earnings (loss) per share	0.03	(0.06)	(0.20)	(0.20)

Note 1: 2003 quarterly information has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after January 1, 2003. We recorded total stock-based compensation costs of $0.5 million for the twelve-month period ended December 31, 2003.

Outlook for the Next Quarters of 2005

Biopharmaceutical Segment

        We expect Cetrotide® (cetrorelix) and Impavido® (miltefosine) to continue to generate significant revenues in 2005.

        We expect to continue to benefit from the support of existing partners for our R&D activities and to increase R&D spending in order to accelerate the development of perifosine and bring certain products into clinical development.

        As part of our growth strategy, we intend to pursue additional partnerships, as well as acquisitions of additional technologies and/or businesses.

Active Ingredients & Specialty Chemicals, as well as Health & Nutrition Segments

        Integration of acquired companies, continuation of internal growth and the pursuit of the acquisition strategy will be the main focus of these segments in the next quarters of 2005.

Financial and Other Instruments

Foreign Currency Risk

        Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended June 30, 2005, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

        Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

        We are exposed to market risk relating to changes in interest rates relating to our short-term investments and variable rate debts. As at June 30, 2005, we have no long-term debts which, in effect, bear interest at floating rates.

Related Party Transactions and Off-Balance Sheet Arrangements

        There were no related party transactions and no off-balance sheet arrangements.

Risk Factors

        Risks associated with operations:

  •
  Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

  •
  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

  •
  In addition, our business in the Active Ingredients & Specialty Chemicals segment, as well as in the Health & Nutrition segment is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of our product portfolio; (iv) successfully market new products or product enhancements in a timely manner; (v) price our products competitively; (vi) manufacture and deliver our products in sufficient volumes and in a timely manner; and (vii) differentiate our product offerings from those of our competitors;

  •
  If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have an adverse effect on our operating results;

  •
  Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

  •
  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

  •
  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

  •
  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of our key raw materials are sourced from single suppliers. We source raw materials from our suppliers on an ongoing basis at negotiated prices. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results;

  •
  The anticipated current good manufacturing practices ("cGMPs") in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which we rely to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of our Health & Nutrition finished products.

Cash flows and financial resources

        We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

        The development of our subsidiary, Atrium, may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

        We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with newly acquired companies operating in foreign countries, we are more exposed to foreign currency risk. We are presently analysing the possibility of using financial derivatives to mitigate this risk, especially for transactions in US currency.

Key personnel

        Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition program

        We intend to continue to acquire new technologies and/or businesses. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of share prices

        Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

Continuous disclosure

        The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, http://www.sedar.com and http://www.sec.gov/edgar.shtml.

Safe harbour statement

        Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

        Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
August 3, 2005

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED BALANCE SHEET
(expressed in thousands of Canadian dollars)

Unaudited	As at June 30, 2005	As at December 31, 2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	27,259	28,533
Short-term investments	36,698	29,557
Accounts receivable	63,467	58,288
Inventory	26,139	21,382
Prepaid expenses	3,564	3,068
Future income tax assets	3,210	3,906

	160,337	144,734
Property, plant and equipment	19,570	19,899
Deferred charges and other long-term assets	7,067	6,785
Intangible assets (note 3)	78,728	75,490
Goodwill (note 3)	94,310	86,137
Future income tax assets	14,416	16,183

	374,428	349,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	54,064	50,241
Income taxes	7,301	7,338
Balances of purchase price	1,454	2,553
Convertible term loans	27,899	—
Current portion of long-term debt	1,737	12,133

	92,455	72,265
Deferred revenues	20,110	25,557
Convertible term loans	—	24,890
Long-term debt	29,872	39,365
Employee future benefits (note 5)	7,021	7,502
Future income tax liabilities	22,378	24,590
Non-controlling interest	66,432	34,767

	238,268	228,936

SHAREHOLDERS' EQUITY
Share capital (note 6)	192,662	189,274
Other capital	12,754	8,741
Deficit	(62,221)	(78,770)
Cumulative translation adjustment	(7,035)	1,047

	136,160	120,292

	374,428	349,228

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Eric Dupont, PhD Director	Gérard Limoges, FCA Director

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars, except share and per share data)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2005	2004	2005	2004
	$	$	$	$
Revenues	74,828	65,840	150,742	124,289

Operating expenses
Cost of sales	47,958	34,922	93,561	72,050
Selling, general and administrative	12,456	10,712	24,647	20,333
Research and development costs	7,800	9,125	15,876	17,103
R&D tax credits and grants	(211)	(394)	(377)	(419)
Depreciation and amortization
Property, plant and equipment	752	821	1,443	1,577
Intangible assets	1,748	1,477	3,287	2,884

	70,503	56,663	138,437	113,528

Earnings from operations	4,325	9,177	12,305	10,761
Other revenues (expenses)
Interest income	529	288	905	782
Interest expense	(3,315)	(2,095)	(5,963)	(3,732)
Foreign exchange gain (loss)	(189)	227	66	644

Earnings before income taxes	1,350	7,597	7,313	8,455

Income tax expense
Current	(2,650)	(8,484)	(5,253)	(10,908)
Future	(90)	4,160	(1,436)	4,944

	(2,740)	(4,324)	(6,689)	(5,964)

Earnings (loss) before the following items	(1,390)	3,273	624	2,491
Gain on dilution of investments (note 9)	20,253	—	20,253	—
Non-controlling interest	(2,459)	(1,943)	(4,328)	(3,711)

Net earnings (loss) for the period	16,404	1,330	16,549	(1,220)

Earnings (loss) per share
Basic	0.36	0.03	0.36	(0.03)

Diluted	0.35	0.03	0.36	(0.03)

Weighted average number of shares outstanding (note 7)
Basic	46,139,814	45,594,326	46,139,814	45,565,884
Diluted	46,448,125	46,457,409	46,506,728	46,115,205

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Six months ended June 30,
Unaudited	2005	2004
	$	$
Balance — Beginning of period	78,770	73,011
Net loss (earnings) for the period	(16,549)	1,220

Balance — End of period	62,221	74,231

The accompanying notes are an integral part of these interim consolidated financial statements.

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities
Net earnings (loss) for the period	16,404	1,330	16,549	(1,220)
Items not affecting cash and cash equivalents
Depreciation and amortization	2,500	2,298	4,730	4,461
Future income taxes	90	(4,170)	1,436	(4,944)
Deferred charges	149	(7,209)	559	(7,064)
Deferred revenues	(2,473)	16,310	(3,651)	20,112
Accretion on convertible term loans	2,603	518	3,121	933
Employee future benefits	137	30	280	90
Gain on dilution of investments (note 9)	(20,253)	—	(20,253)	—
Non-controlling interest	2,459	1,943	4,328	3,711
Stock-based compensation costs	894	357	1,770	645
Foreign exchange loss (gain) on long-term item denominated in foreign currencies	303	81	432	(49)
Change in non-cash operating working capital items (note 5)	1,501	2,053	1,390	(8,295)

	4,314	13,541	10,691	8,380

Cash flows from financing activities
Payments on balances of purchase price	(2,760)	(100)	(3,900)	(1,101)
Increase in long-term debt	163	—	62,382	40,251
Repayment of long-term debt	(47,611)	(1,432)	(82,145)	(1,514)
Issuance of shares, net of related expenses	(13)	894	32	1,336
Issuance of shares by a subsidiary, net of related expenses	46,954	—	46,263	—

	(3,267)	(638)	22,632	38,972

Cash flows from investing activities
Purchase of short-term investments	(9,502)	(7,104)	(30,521)	(7,104)
Proceeds from the sale of short-term investments	10,405	8,971	22,991	18,474
Purchase of long-term investment	(500)	—	(500)	(825)
Business acquisition, net of cash and cash equivalents acquired (note 3)	(143)	—	(22,552)	(45,682)
Acquisition of a product line	—	—	—	(10)
Purchase of property, plant and equipment	(814)	(529)	(1,129)	(720)
Additions to intangible assets	(514)	(47)	(772)	(82)

	(1,068)	1,291	(32,483)	(35,949)

Net change in cash and cash equivalents	(21)	14,194	840	11,403
Effect of exchange rate changes on cash and cash equivalents	(1,300)	76	(2,114)	(8)
Cash and cash equivalents — Beginning of period	28,580	19,539	28,533	22,414

Cash and cash equivalents — End of period	27,259	33,809	27,259	33,809

Additional information
Interest paid	522	159	1,544	185

Income taxes paid	2,083	2,371	4,486	2,665

The accompanying notes are an integral part of these interim consolidated financial statements.

ÆTERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars, except share and per share data)
 Unaudited

1    Basis of presentation

        These interim financial statements as at June 30, 2005 and for the periods ended June 30, 2005 and 2004 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

        The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the determination of Zentaris GmbH which was changed on January 1, 2005 from fully integrated to self-sustaining. Accordingly, the subsidiary's financial statements, whose measurement currency is other than the Canadian dollar, have been translated into Canadian dollars using the current rate method. As the change in classification is due to changes in economic facts and circumstances, it has been accounted for prospectively.

        All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2    New accounting standards

Financial instruments, Hedges, Comprehensive Income and Equity

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Section 3855 expands on section 3860 "Financial Instruments — Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

        Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

        Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

        Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. Adopting these standards is not expected to have a significant impact on the Company's financial statements.

3    Business acquisition

Echelon Biosciences Inc.

        On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon Biosciences Inc. for a total consideration of $3,592,707 (US$2,902,025) of which an amount of $236,786 for acquisition-related cost was paid cash and the remainder was paid by the issuance of 443,905 common shares of the Company. The acquisition is subject to contingent payments specified in the agreement for an approximate amount of $4,200,000 (US$3,500,000) of which an amount of $3,500,000 (US$2,900,000) will be payable in shares and the balance of $700,000 (US$600,000) payable in cash at the latest in January 2008 once the conditions will have been met.

        This company, based in the United States, focuses on the transduction signalling technology. It has early therapeutic leads against some forms of cancer and the focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets.

        The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The Company finalized the purchase price allocation shown below during the second quarter. This final allocation resulted in an increase of $2,731,818 in intangible assets related to technology and to customer relationships, in an increase of $928,818 in future income tax liabilities and a decrease of $1,803,000 in goodwill.

MultiChem Import Export Inc. and MultiChem Trading Inc.

        On January 24, 2005, Atrium Biotechnologies Inc. ("Atrium"), a subsidiary of the Company, through its new subsidiary, MultiChem Import Export (2005) Inc., completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of $25,407,455 of which an amount of $22,647,159, including all acquisition-related costs, was paid cash and $2,760,296 as a balance of purchase price, non-interest bearing, paid cash in the second quarter. The acquisition is subject to contingent payments specified in the agreement for a maximum amount of $1,500,000. These contingent payments will be recorded as goodwill when the related conditions have been met. This company is a Canadian marketer of active ingredients and specialty chemicals sold to customers in Canada and the North-Eastern United States. This acquisition was financed through Atrium's working capital, as well as from the new revolving credit facility.

        This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of an independant valuation report.

Unipex Finance S.A.S.

        On April 6, 2005, Atrium acquired 69,092 common shares of the outstanding capital stock of Unipex Finance S.A.S. for an amount of $8,899,008, increasing its interest in the latter to 100.00% (83.78% in 2004). This amount was settled by the issuance of 741,584 Subordinate Voting Shares of Atrium. This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $6,578,694 and is recorded as goodwill not deductible for income tax purposes for an amount of $2,102,512. The balance of $4,476,182 has been applied against non-controlling interest is $6,578,694 and is recorded as goodwill not deductible for income tax purposes for an amount of $2,102,512. The balance of $4,476,182 has been applied against non-controlling interest.

3    Business acquisition

        The allocated values of the net assets acquired are as follows:

	Echelon Biosciences Inc.	MultiChem Import Export Inc. and MultiChem Trading Inc.
Assets
Current assets	902	14,677
Property, plant and equipment	535	86
Intangible assets	2,852	8,107
Other long-term assets	132	—

	4,421	22,870

Liabilities
Current liabilities	939	7,410
Long-term debt	98	—
Future income taxes	999	—

	2,036	7,410

Net identifiable assets acquired	2,385	15,460
Goodwill	1,207	9,947

Purchase price	3,592	25,407
Consideration
Cash and cash equivalents acquired	(194)	—
Balance of purchase price	—	(2,760)
Amount paid in common shares of the Company	(3,356)	—

Net cash paid for the acquisition	42	22,647

4    Company's stock option plan

        The Company has chosen to use the fair value method to account for stock-based compensation costs arising from awards granted to employees after December 31, 2002. We have to disclose pro-forma information relating to net earnings (loss) and earnings (loss) per share as if the fair value method of accounting had been used for awards granted to employees before January 1, 2003.

	Quarters ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Net earnings (loss) for the period	16,404	1,330	16,549	(1,220)
Pro-forma adjustment for stock-based compensation costs	(37)	6	(76)	13

Pro-forma net earnings (loss) for the period	16,367	1,336	16,473	(1,207)

Basic and diluted net loss per share	0.36	0.03	0.36	(0.03)

Pro-forma basic and diluted net loss per share	0.35	0.03	0.35	(0.03)

        The pro-forma amounts may not be a representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.

5    Statements of cash flows and additional information

	Quarters ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	3,144	(1,058)	305	(11,775)
Inventory	(1,472)	(390)	(1,172)	(1,468)
Prepaid expenses	358	1,471	(567)	(19)
Accounts payable and accrued liabilities	(1,016)	(4,225)	2,174	(2,249)
Income taxes	487	6,255	650	7,216

	1,501	2,053	1,390	(8,295)

Employee future benefit expense	175	76	333	182

6    Share capital

Autorized
Unlimited number of shares of the following classes:

        Common: Voting and participating, one vote per share

        Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.

Issued

	As at June 30, 2005	As at December 31, 2004
	(Unaudited) $
46,139,814 common shares (45,670,909 as at December 31, 2004)	192,662	189,274

        Pursuant to the exercise of stock options, the Company issued 25,000 common shares for a total proceeds of $ 157,750. Pursuant to the acquisition of Echelon Biosciences Inc, the Company also issued 443,905 common shares.

Instruments convertible into shares

        As at June 30, 2005, the Company has 3,425,092 outstanding stock options. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,955,089 shares.

7    Net earnings (loss) per share

        The following table reconciles the denominators of the basic and diluted earnings (loss) per share computations:

	Quarters ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Basic weighted average number of shares outstanding	46,139,814	45,594,326	46,139,814	45,565,884
Effect of dilutive stock options	308,311	863,083	366,914	549,321

Diluted weighted average number of shares outstanding	46,448,125	46,457,409	46,506,728	46,115,205

Items excluded from the calculation of diluted net earnings (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

	Quarters ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Stock options	1,812,333	259,917	1,793,750	627,188
Common shares which would be issued following
the conversion of the convertible term loans	6,209,901	5,544,554	6,209,901	5,544,554

        For the quarter and six-month period ended June 30, 2004, the diluted net earnings per share were the same as the basic net earnings per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net earnings per share for those periods were calculated using the basic weighted average number of shares outstanding.

8    Segment information

        Æterna Zentaris' organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the interim consolidated financial statements are based on this organizational structure and information reviewed by Æterna Zentaris' management to evaluate the business segment results.

8    Segment information

        The Company manages its business and evaluates performance based on three operating segments, which are the Biopharmaceutical segment, the Active Ingredients & Specialty Chemicals segment and the Health and Nutrition segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

	Quarters ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Revenues
Biopharmaceutical	12,669	18,831	29,538	31,446
Active Ingredients and Specialty Chemicals	53,326	37,580	103,307	78,938
Health and Nutrition	9,298	9,430	18,384	13,906
Consolidated adjustments	(465)	(1)	(487)	(1)

	74,828	65,840	150,742	124,289

	Quarters ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Earnings (loss) from operations for the period
Biopharmaceutical	(4,167)	1,744	(3,999)	(2,732)
Active Ingredients and Specialty Chemicals	4,578	4,068	9,159	8,357
Health and Nutrition	3,914	3,365	7,145	5,136

	4,325	9,177	12,305	10,761

	As at June 30, 2005	As at December 31, 2004
	(Unaudited) $
Segment assets
Biopharmaceutical	172,641	182,500
Active Ingredients and Specialty Chemicals	138,782	105,587
Health and Nutrition	54,611	53,465
Unallocated	8,832	7,919
Consolidated adjustments	(438)	(243)

	374,428	349,228

9    Gain on dilution of investments

        On April 6, 2005, Atrium completed its Initial Public Offering by issuing 4,166,667 subordinate voting shares at a price of $12.00 per share for total net proceeds of $45,374,744. Immediately prior to the closing of the aforementioned offering, Atrium has completed the acquisition of the minority shareholders of Unipex Finance S.A.S. for an amount of $8,899,008. This amount was settled by the issuance of 741,584 subordinate voting shares of Atrium at the offering price of $12.00 per share. Following the exercise of Atrium's stock options, Atrium also issued 319,332 subordinate voting shares at an average price of $2.78 for a total proceed of $888,009. As a consequence of these transactions, our interest in Atrium decreased from 61.1% to 50.1%, generating a gain on dilution of investments amounting to $20,252,827.

10    Comparative figures

        Certain comparative figures have been reclassified to conform with the current period presentation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: August 3, 2005
	By:	/s/ MARIO PARADIS Mario Paradis Senior Finance Director and Corporate Secretary

QuickLinks

DOCUMENTS INDEX
Management's Discussion and Analysis of Financial Condition and Results of Operations
SIGNATURE